# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global Indemnity Group, LLC, CIK 0001494904
CUSIP: 37959R103
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: 3 BALA PLAZA EAST, SUITE 300, BALA CYNWYD, Pennsylvania (PA), 19004
Date of event which requires filing of this statement: 11/24/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001534789

## Reporting persons
- Essex Equity Joint Investment Vehicle, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,396,917; shared voting power 0; sole dispositive power 1,396,917; shared dispositive power 0; aggregate amount beneficially owned 1,396,917 (13.27% of the class)

## Item 1. Issuer
Name of issuer: Global Indemnity Group, LLC
Address of issuer's principal executive offices: 3 BALA PLAZA EAST, SUITE 300, BALA CYNWYD, PA 19004

## Item 2. Person Filing
Name of person filing: Essex Equity Joint Investment Vehicle, LLC
Address of principal business office or, if none, residence: 7 Columbia Turnpike, Suite 200, Florham Park, NJ 07932
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,396,917
Percent of class: 13.27
Sole power to vote or to direct the vote: 1,396,917
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,396,917
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Essex Equity Joint Investment Vehicle, LLC: /s/ John D Liu, Managing Director (02/17/2026)